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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*            (See Exhibit A)

Schreiber                          Warren
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   (Last)                            (First)              (Middle)

64 Shelter Lane
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                                    (Street)

Roslyn                             New York                 11577
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

June 17, 1999
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

Conolog Corp. ("CNLG")
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [x]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

June 28, 1999
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [x]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                             1,057,143                   I                    (1)
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====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3-07/98)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Option to Acquire
Convertible Debenture    06/17/99   12/31/99        Common Stock           2,000,000     $1.00          I              (2)
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====================================================================================================================================

Explanation of Responses:

(1) See Rider A
(2) See Rider A

/s/ Warren Schreiber                                     June 30, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
Warren Schreiber

The Nybor Group, Inc.

/s/ Warren Schreiber                                     June 30, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                            Date
Warren Schreiber, President

CLOG, LLC

/s/ Warren Schreiber                                     June 30, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
Warren Schreiber, Member

/s/ Robyn Schreiber                                      June 30, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                          Page 2

                                WARREN SCHREIBER

                                     FORM 3


                                    EXHIBIT A


(1)   Name and Address of Reporting Person:


         a)   CLOG LLC
              64 Shelter Lane
              Roslyn, NY 11577

         b)   The Nybor Group, Inc.
              64 Shelter Lane
              Roslyn, NY 11577

         c)   Robyn Schreiber
              64 Shelter Lane
              Roslyn, NY 11577

                                WARREN SCHREIBER

                                     FORM 3

                                     RIDER A

(1) Represents shares obtained by The Nybor Group, Inc., a New York corporation ("Nybor"), pursuant to an Amended and Restated Consulting Agreement entered into between Nybor and the Issuer on May 5, 1999 ("Restated Consulting Agreement"). The issuance of the shares was subject to shareholder approval of the Restated Consulting Agreement, which approval was obtained on June 17, 1999. Robyn Schreiber, the wife of Warren Schreiber, is the sole shareholder of Nybor. Warren Schreiber is the President of Nybor.

(2) On May 5, 1999, CLOG LLC, a New York limited liability company ("CLOG"), and the Issuer entered into an Amended and Restated Option Agreement, ("Restated Option Agreement"), pursuant to which CLOG was granted the irrevocable option and right to purchase up to $2,000,000 of convertible debentures of the Issuer subject to shareholder approval of the Restated Option Agreement. Such shareholder approval was obtained on June 17, 1999. The convertible debentures mature one year after the date of issuance. The principal amount of the convertible debentures is immediately convertible into shares of the Common Stock of the Issuer ("Common Shares") at a conversion price of $1.00 per share (or an aggregate of 2,000,000 Common Shares). Warren Schreiber is the controlling member of CLOG.